Joshua A. Kaufman +1 212 479 6495 josh.kaufman@cooley.com	Via EDGAR

January 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Vanessa Robertson

Lisa Vanjoske

Ada D. Sarmento

Mary Beth Breslin

Re:           Addex Therapeutics Ltd
Registration Statement on Form F-1
Filed on December 17, 2019 and amended on January 13, 2020
No. 333-235554

Ladies and Gentlemen:

On behalf of Addex Therapeutics Ltd (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2019 with respect to the Company’s Registration Statement on Form F-1 (No. 333-235554), as filed with the Commission on December 17, 2019 (the “Filed Registration Statement”). The Company is concurrently publicly filing Amendment No. 1 to the Filed Registration Statement (“Amendment No. 1”), which includes changes that reflect the Company’s response to the Comment as well as certain other updates. Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated into this response letter the Comment in italics. The page reference in the text of the Company’s response corresponds to the page number in Amendment No. 1.

Registration Statement on Form F-1

Collaboration Agreement with Indivior, page 83

1.              We note your revised disclosure in response to our prior comment 5 that you are eligible for a royalty on net sales of applicable products on a country-by-country basis. Please revise your disclosure in this section to provide the royalty term.

Response: In response to the Comment, the Company has revised the disclosure on page 83 of Amendment No. 1 to disclose the royalty term of the Company’s agreement with Indivior.

*                                         *                                         *

Cooley LLP   55 Hudson Yards   New York, NY   10001
t: (212) 479-6000  f: (212) 479-6275  cooley.com

Please contact me at (212) 479 6495 with any questions or further comments regarding our responses to the Comment.

Sincerely,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

cc:                                Timothy Dyer, Addex Therapeutics Ltd